Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2022 and 2023. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 7, 2023 (the “2022 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Limassol, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Our Fleet

During the first quarter of 2023, we agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss on February 24, 2023, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022.

On March 24, 2023, we agreed to sell the vessels Star Borealis and Star Polaris. The Star Borealis was delivered to its new owner on May 4, 2023, while the delivery of Star Polaris is expected to occur by end of May 2023 or early June 2023.

As of May 12, 2023 and as adjusted for the delivery of Star Polaris as further discussed above, our owned fleet consisted of 125 operating vessels with an aggregate carrying capacity of approximately 13.6 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels.

The following tables present summary information relating to our fleet as of May 12, 2023 (as adjusted for the delivery of Star Polaris to its new owners as discussed above):

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	209,537	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
26	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
27	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
28	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
31	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
32	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
33	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
34	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
35	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
36	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
37	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
38	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
39	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
40	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
41	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
42	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
43	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
44	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
45	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
46	Augustea Bulk Carrier LLC	Star Despoina	91,945	August 3, 2018	2010
47	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
48	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
49	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
50	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
51	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
52	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
53	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
54	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
55	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
56	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
57	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
58	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
59	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
60	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
61	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
62	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
63	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
64	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
65	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
66	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
67	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
68	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
69	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
70	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
71	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
72	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
73	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
74	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
75	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
76	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
77	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
78	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
79	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
80	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
81	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
82	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
83	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
84	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
85	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
86	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
87	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
88	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
89	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
90	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
91	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
92	Star Zeus III LLC	Star Athena	63,371	May 19, 2021	2015
93	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
94	Blooming Navigation LLC	Kennadi (1)	63,262	January 8, 2016	2016
95	Jasmine Shipping LLC	Mackenzie (1)	63,226	March 2, 2016	2016
96	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
97	Star Zeus V LLC	Star Bovarius	61,602	March 16, 2021	2015
98	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
99	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
100	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
101	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
102	Aurelia Shipping LLC	Honey Badger (1)	61,320	February 27, 2015	2015
103	Star Axe II LLC	Star Lutas (1)	61,347	January 6, 2016	2016
104	Rainbow Maritime LLC	Wolverine (1)	61,292	February 27, 2015	2015
105	Star Axe I LLC	Star Antares (1)	61,258	October 9, 2015	2015
106	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
107	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
108	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
109	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
110	Star Lida XI Shipping LLC	Star Pyxis	56,615	August 19, 2019	2013
111	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
112	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
113	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
114	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
115	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
116	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
117	Star Lida III Shipping LLC	Star Cepheus	56,539	July 16, 2019	2012
118	Star Lida IV Shipping LLC	Star Columba	56,530	July 23, 2019	2012
119	Star Lida V Shipping LLC	Star Dorado	56,507	July 16, 2019	2013
120	Star Lida II Shipping LLC	Star Aquila	56,505	July 15, 2019	2012
121	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
122	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
123	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
124	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
125	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	13,630,651

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2022 Annual Report.

In addition, we have entered into long-term charter-in arrangements with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. Furthermore, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. Please see below a summary table of the respective contracts:

#	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery (1)	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 2021	November 2028
2	NB Kamsarmax # 1	82,000	2024	Tsuneishi	Japan	Q1 - 2024	7 years
3	NB Kamsarmax # 2	82,000	2024	Tsuneishi	Japan	Q4 - 2024	7 years
4	NB Kamsarmax # 3	82,000	2024	JMU	Japan	Q2 - 2024	7 years
5	NB Kamsarmax # 4	82,000	2024	JMU	Japan	Q3 - 2024	7 years
6	NB Ultramax #1	66,000	2024	Tsuneishi, Cebu	Philippines	Q1 - 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
		640,000

(1) We have also entered into a charter-in agreement for the vessel Tai Kudos which is expected to be redelivered to its owners in October 2023.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for further discussion on our commitments as of March 31, 2023.

As of May 12, 2023, we had total cash of $374.5 million and outstanding borrowings (including bareboat lease financing) of $1,231.9 million, pro forma for the proceeds from vessel sales, repayment of loans/leases and drawdown of new loans, as further described in Notes 8 and 15 to our unaudited interim condensed consolidated financial statements as of March 31, 2023, included herein. In addition, following a number of interest rates swaps that we have entered into, we have converted a total of $636.5 million of such debt from floating to an average fixed rate of 45 bps with average maturity of 1.0 year.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the second quarter of 2024), including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements, including the cost for the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”). In addition we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of May 12, 2023, cumulative gross proceeds under our At-the-Market offering programs were $20.2 million. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to fund the cash portion of the acquisition of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

The 2019 Novel Coronavirus (“COVID-19”) pandemic resulted in a significant reduction in global economic activity and extreme volatility in the global financial market. During the second half of 2022, rates declined from highs seen earlier in the year as China’s COVID-related lockdown measures intensified. After a seasonal decline in charter rates during the first quarter of 2023, Capesize and Supramax spot earnings began to rebound in March 2023 partially driven by China’s economic reopening. There continues to be a high level of uncertainty relating to how the COVID-19 pandemic will evolve, the evolution and emergence of existing and future variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. As a result of the COVID-19 pandemic restrictions imposed since 2020, additional crew expenses have been incurred. An increase in the severity or duration or a resurgence of the COVID-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on our business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels, and our ability to pay dividends.

Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2022 Annual Report.

As of March 31, 2023, our aggregate amount of cash on our balance sheet was $254.6 million and after giving effect to the share repurchases and the prepayments of debt in connection with the changes in our fleet as described under section “Our Fleet” above, that took place during the first quarter of 2023, the cash available for distribution under our dividend policy was $306.0 million. Taking into account the Minimum Cash Balance per Vessel, as defined in our 2022 Annual Report, on May 16, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.35 per share, payable on or about June 27, 2023 to all shareholders of record as of June 7, 2023. The ex-dividend date is expected to be June 6, 2023.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2023.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2022	2023
Average number of vessels (1)	128.0	127.6
Number of vessels (2)	128	127
Average age of operational fleet (in years) (3)	10.1	11.2
Ownership days (4)	11,520	11,483
Available days (5)	11,126	10,994
Charter-in days (6)	199	247
Time Charter Equivalent Rate (TCE rate) (7)	$27,405	$14,199

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days as presented above may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in vessels not owned by us.
(7)
Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Three-month period ended March 31,
	2022	2023
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$360,883	$224,035
Less:
Voyage expenses	(53,404)	(67,492)
Charter-in hire expenses	(4,012)	(6,615)
Realized gain/(loss) on FFAs/bunker swaps	1,437	6,172
Time charter equivalent revenues (“TCE Revenues”)	$304,904	$156,100
Available days	11,126	10,994
Daily time charter equivalent rate (“TCE rate”)	$27,405	$14,199

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and BWTS maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. Effective January 1, 2023, following management’s reassessment of the residual value of our vessels, we increased the estimated scrap rate per lightweight ton from $300 to $400. The current value of $400 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the three-month period ended March 31, 2023 by $3.9 million or $0.04 per basic and diluted share.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

 (Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options, with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as asset or liability until they are settled. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/ Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled on a daily basis, mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) to limit our counterparty exposure in over the counter transactions. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE. Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on Interest Rate Swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under Gain/(Loss) on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(loss) on interest rate swaps, net.

Results of Operations

The three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2023 decreased to $224.0 million from $360.9 million in the corresponding period in 2022. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $156.1 million compared to $304.9 million for the corresponding period in 2022. As a result, the TCE rate for the first three months of 2023 was $14,199 compared to $27,405 for the corresponding period in 2022 which is indicative of the weaker market conditions prevailing during the recent quarter. Please refer to the table above for the calculation of the TCE Revenues and TCE and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2023 and 2022 were $6.6 million and $4.0 million, respectively. This increase is mainly attributable to the increase in charter-in days to 247 in the first three months of 2023 from 199 in the corresponding period in 2022.

Vessel operating expenses: For the three-months ended March 31, 2023 and 2022, vessel operating expenses were $55.8 million and $57.5 million, respectively. Vessel operating expenses for the first three months of 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions, estimated to be $1.4 million. In addition, we incurred $0.5 million of additional operating expenses due to change of management of certain vessels from third party to in-house. Vessel operating expenses for the first three months of 2022 included COVID-19 related expenses of $2.8 million.

Dry docking expenses: Drydocking expenses for the three-months ended March 31, 2023 and 2022, were $8.0 million and $8.7 million, respectively. During the first three months of 2023, five vessels completed their periodic dry-docking surveys while during the corresponding period in 2022, eight vessels completed their periodic dry docking surveys.

Depreciation: Depreciation expense decreased to $35.1 million for the three-month period ended March 31, 2023 compared to $38.5 million for the corresponding period in 2022. The decrease is primarily driven by the change in the estimated scrap rate per light weight tonnage from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $3.9 million.

Impairment loss: During the three months ended March 31, 2023, an impairment loss of $7.7 million was incurred, resulting from the agreement to sell the vessels Star Borealis and Star Polaris described above as part of our fleet update under “Our Fleet” section.

Other operational gain: Other operational gain for the three months ended March 31, 2023 of $33.2 million includes: a) gain from insurance proceeds relating to Star Pavlina’s total loss discussed in our fleet update above of $28.2 million, b) daily detention compensation for Star Pavlina pursuant to its war risk insurance policy of $2.7 million in aggregate, as well as c) other gains from insurance claims relating to other vessels of $2.3 million in aggregate.

Management fees: Management fees decreased to $4.2 million for the three-month period ended March 31, 2023 compared to $4.8 million for the corresponding period in 2022 due to the change of management of certain vessels, from third party to in-house.

General and administrative expenses: General and administrative expenses for the three month period ended March 31, 2023 were $11.7 million compared to $8.8 million in the corresponding period in 2022, primarily due to the increase in the stock-based compensation expense to $3.4 million from $1.2 million.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the three month period ended March 31, 2023, we incurred a net gain on FFAs and bunker swaps of $1.3 million, consisting of an unrealized loss of $4.9 million and a realized gain of $6.2 million. For the three-month period ended March 31, 2022, we incurred a net loss on FFAs and bunker swaps of $2.6 million, consisting of an unrealized loss of $4.0 million and a realized gain of $1.4 million.

Loss on write-down of inventory: Our results for the three months ended March 31, 2023 include a loss on write-down of inventories of $2.2 million resulting from the valuation of the bunkers remaining on board our vessels as a result of the bunkers’ lower net realizable value compared to their historical cost.

Interest and finance costs: Interest and finance costs for the three-months ended March 31, 2023 and 2022 were $15.7 million and $12.1 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness.

Interest and other income/(loss): Interest and other income for the three-months ended March 31, 2023 amounted to $3.1 million, compared to an interest and other income, of $0.3 million in three-months ended March 31, 2022. This variation is mainly due to higher interest earned from fixed deposits during the first quarter of 2023 and higher foreign exchange gains incurred in the same period compared to the first quarter of 2022.

Cash Flows

Net cash provided by operating activities for the three-months ended March 31, 2023 and 2022 was $83.2 million and $229.2 million, respectively. This decrease was primarily driven by the lower charter rates due to the weaker market conditions prevailing during the recent period compared to the corresponding period in 2022, and the increase in our interest payments for the reasons outlined above under “Interest and finance costs”.

Net cash used in investing activities for the three-months ended March 31, 2023 and 2022 was $5.0 million and $4.8 million, respectively. The increase was attributable to lower insurance proceeds compared to 2022, partially offset by lower cash paid in 2023 in connection with the acquisition of fixed assets and vessel upgrades.

Net cash used in financing activities for the three-months ended March 31, 2023 and 2022 was $109.9 million and $253.2 million, respectively. The decrease was primarily driven by lower dividend payments of $62.1 million in 2023 compared to $204.8 million in the corresponding period in 2022 as well as lower net debt outflows of $40.3 million in the first quarter of 2023 compared to $52.8 million in the same period in 2022.

Significant Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting estimates and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2022 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2022 Annual Report, except as discussed above under our depreciation policy.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2022 and March 31, 2023	F-2

Unaudited Interim Condensed Consolidated Income Statements for the three-month periods ended March 31, 2022 and 2023	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2022 and 2023	F-4

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the three-month periods ended March 31, 2022 and 2023	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2022 and 2023	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2022 and March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2022	March 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$269,754	$234,498
Restricted cash, current (Notes 8 and 13)	14,569	18,049
Trade accounts receivable, net	84,034	69,441
Inventories (Note 4)	67,162	66,447
Due from managers	84	53
Due from related parties (Note 3)	324	300
Prepaid expenses and other receivables	25,667	25,820
Derivatives, current asset portion (Note 13)	25,585	19,436
Other current assets (Note 14)	14,913	75,642
Total Current Assets	502,092	509,686

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,881,551	2,818,233
Total Fixed Assets	2,881,551	2,818,233

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,676	1,620
Restricted cash, non-current (Notes 8 and 13)	2,021	2,021
Operating leases, right-of-use assets (Note 6)	37,618	34,848
Derivatives, non-current asset portion (Note 13)	8,666	5,729
TOTAL ASSETS	$3,433,624	$3,372,137

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$166,586	$188,997
Lease financing short term (Note 7)	15,361	15,361
Accounts payable	32,140	32,650
Due to managers	6,344	12,566
Due to related parties (Note 3)	1,501	1,614
Accrued liabilities	33,984	32,759
Derivatives, current liability portion (Note 13)	-	3,233
Operating lease liabilities, current (Note 6)	9,955	8,537
Deferred revenue	16,684	15,099
Total Current Liabilities	282,555	310,816

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $9,013 and $8,108, as of December 31, 2022 and March 31, 2023, respectively (Note 8)	927,995	870,036
Lease financing long term, net of unamortized lease issuance costs of $2,681 and $2,503, as of December 31, 2022 and March 31, 2023, respectively (Note 7)	175,238	171,576
Operating lease liabilities, non-current (Note 6)	27,663	26,311
Other non-current liabilities	831	873
TOTAL LIABILITIES	1,414,282	1,379,612

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2022 and March 31, 2023, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 102,857,416 shares issued and outstanding as of December 31, 2022; 102,976,193 shares issued and outstanding as of March 31, 2023 (Note 9)	1,029	1,030
Additional paid in capital	2,646,073	2,642,513
Accumulated other comprehensive income/(loss)	20,962	13,879
Accumulated deficit	(648,722)	(664,897)
Total Shareholders' Equity	2,019,342	1,992,525
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,433,624	$3,372,137

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the three-month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2022	2023

Revenues:
Voyage revenues (Note 14)	$360,883	$224,035

Expenses/(Income)
Voyage expenses (Notes 3 )	53,404	67,492
Charter-in hire expenses	4,012	6,615
Vessel operating expenses	57,466	55,785
Dry docking expenses	8,727	8,007
Depreciation (Note 5)	38,461	35,069
Management fees (Notes 3)	4,839	4,244
General and administrative expenses (Note 3)	8,765	11,665
Impairment loss (Notes 5 and 13)	-	7,700
Loss on write-down of inventory	-	2,166
Other operational loss	614	155
Other operational gain (Note 5)	(267)	(33,233)
Loss on bad debt	-	300
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	2,623	(1,308)
Total operating expenses, net	178,644	164,657
Operating income	182,239	59,378

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(12,082)	(15,702)
Interest income and other income/(loss)	261	3,149
Gain/(Loss) on interest rate swaps, net (Note 13)	-	(372)
Gain/(Loss) on debt extinguishment, net (Note 8)	-	(419)
Total other expenses, net	(11,821)	(13,344)

Income before taxes and equity in income/(loss) of investee	$170,418	$46,034
Income taxes	(37)	(103)
Income before equity in income/(loss) of investee	170,381	45,931
Equity in income / (loss) of investee (Note 3)	(17)	(56)
Net income	170,364	45,875
Earnings per share, basic	$1.67	$0.45
Earnings per share, diluted	1.67	0.44
Weighted average number of shares outstanding, basic (Note 10)	101,981,583	102,974,041
Weighted average number of shares outstanding, diluted (Note 10)	102,257,673	103,381,943

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2022	2023
Net income	$170,364	$45,875
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	16,225	190
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 13)	379	(7,273)
Other comprehensive income / (loss)	16,604	(7,083)
Total comprehensive income	$186,968	$38,792

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the three-month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2022	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$-	$2,080,018
Net income	-	-	-	-	170,364	-	170,364
Other comprehensive income	-	-	-	16,604	-	-	16,604
Issuance of vested and non-vested shares and amortization of share-based compensation	245	-	1,233	-	-	-	1,233
Equity offering, net	147,898	1	4,264	-	-	-	4,265
Dividend declared ($2.00 per share)	-	-	-	-	(204,568)	-	(204,568)
BALANCE, March 31, 2022	102,442,901	$1,024	$2,623,816	$23,537	$(580,461)	$-	$2,067,916

BALANCE, January 1, 2023	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$-	$2,019,342
Net income	-	-	-	-	45,488	-	45,488
Other comprehensive income / (loss)	-	-	-	(7,083)	-	-	(7,083)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	450,000	4	3,442	-	-	-	3,446
Dividends declared ($0.60 per share) (Note 9)	-	-	-	-	(62,050)	-	(62,050)
Repurchase and cancellation of common shares (Note 9)	(331,223)	(3)	(7,002)	-	-	-	(7,005)
BALANCE, March 31, 2023	102,976,193	$1,030	$2,642,513	$13,879	$(665,284)	$-	$1,992,138

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2022	2023
Cash Flows from Operating Activities:
Net income	$170,364	$45,875
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	38,461	35,069
Amortization of debt (loans & leases) issuance costs (Note 8)	1,339	1,043
Amortization of operating lease right-of-use assets (Note 6)	-	2,770
Gain/(Loss) on debt extinguishment, net (Note 8)	-	419
Impairment loss (Note 5)	-	7,700
Loss on bad debt	-	300
Share-based compensation (Note 11)	1,233	3,446
Gain from insurance proceeds relating to vessel total loss (Note 5)	-	(28,163)
Loss on write-down of inventory	-	2,166
Change in fair value of forward freight derivatives and bunker swaps (Note 13)	4,060	4,864
Other non-cash charges	(112)	42
Equity in income / (loss) of investee (Note 3)	17	56
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(5,760)	13,579
Inventories	(8,930)	(1,585)
Prepaid expenses and other receivables	(173)	(8,010)
Derivatives asset	(136)	372
Due from related parties	(524)	24
Due from managers	9,404	31
Increase/(Decrease) in:
Accounts payable	18,014	2,434
Operating lease liability (Note 6)	-	(2,770)
Due to related parties	1,297	113
Accrued liabilities	5,151	(1,222)
Due to managers	4,589	6,222
Deferred revenue	(9,138)	(1,585)
Net cash provided by / (used in) Operating Activities	229,156	83,190

Cash Flows from Investing Activities:
Vessel upgrades and other fixed assets	(6,414)	(5,389)
Hull and machinery insurance proceeds	1,600	358
Net cash provided by / (used in) Investing Activities	(4,814)	(5,031)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes (Note 8)	-	47,000
Loan and lease prepayments and repayments	(52,756)	(87,293)
Financing and debt extinguishment fees paid	-	(587)
Dividends paid (Note 9)	(204,801)	(62,050)
Proceeds from issuance of common stock	4,350	-
Repurchase of common shares (Note 9)	-	(7,005)
Net cash provided by / (used in) Financing Activities	(253,207)	(109,935)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(28,865)	(31,776)
Cash and cash equivalents and restricted cash at beginning of period	473,271	286,344

Cash and cash equivalents and restricted cash at end of period	$444,406	$254,568
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$10,386	$13,640
Non-cash investing and financing activities:
Vessel upgrades	1,619	50
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$424,124	$234,498
Restricted cash, current (Note 8)	18,261	18,049
Restricted cash, non-current (Note 8)	2,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$444,406	$254,568

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2022 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”). The balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report.

The 2019 Novel Coronavirus (“COVID-19”) pandemic resulted in a significant reduction in global economic activity and extreme volatility in the global financial market. During the second half of 2022, rates declined from highs seen earlier in the year as China’s COVID-related lockdown measures intensified. After a seasonal decline in charter rates during the first quarter of 2023, Capesize and Supramax spot earnings began to rebound in March 2023 partially driven by China’s economic reopening. There continues to be a high level of uncertainty relating to how the COVID-19 pandemic will evolve, the evolution and emergence of existing and future variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. As a result of the COVID-19 pandemic restrictions imposed since 2020, additional crew expenses have been incurred. An increase in the severity or duration or a resurgence of the COVID-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s future business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

As of March 31, 2023, the Company owned a modern fleet of 127 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,529 dwt, a combined carrying capacity of 14.0 million dwt and an average age of 11.2 years.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.          Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report. Other than the change in accounting estimate described below, there have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2023.

Vessel Depreciation:

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).

Effective as of January 1, 2023, following management’s reassessment of the residual value of the Company’s vessels, the Company increased the estimated scrap rate per lightweight ton from $0.3 to $0.4. The current value of $0.4 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the three-month period ended March 31, 2023 by $3,929 or $0.04 per basic and diluted share.

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2023 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets
	December 31, 2022	March 31, 2023
Long term investment
Interchart	$1,349	$1,298
Starocean	202	197
CCL Pool	125	125
Long term investment	$1,676	$1,620

Due from related parties
Oceanbulk Maritime and its affiliates	287	229
Management and Directors Fees	-	31
Interchart	3	3
Starocean	34	34
Product Shipping & Trading S.A.	-	3
Due from related parties	$324	$300

Due to related parties
Management and Directors Fees	114	-
Iblea Ship Management Limited	1,387	1,614
Due to related parties	$1,501	$1,614

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:

Income statements
	Three months ended March 31,
	2022	2023
Voyage expenses:
Voyage expenses-Interchart	$(1,035)	$(1,032)
General and administrative expenses:
Consultancy fees	$(137)	$(139)
Directors compensation	(45)	(46)
Office rent - Combine Marine Ltd. & Alma Properties	(10)	(9)
General and administrative expenses - Oceanbulk Maritime and its affiliates	(52)	(60)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates	$(1,122)	$-
Management fees- Iblea Ship Management Limited	(400)	(829)
Equity in income/(loss of investee)
Interchart	$(14)	$(51)
Starocean	(3)	(5)

4.          Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2022	March 31,2023
Lubricants	$15,863	$15,670
Bunkers	51,299	50,777
Total	$67,162	$66,447

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2022	$3,843,686	$(962,135)	$2,881,551
- Acquisition of other fixed assets, vessel improvements and other vessel costs	5,439	-	5,439
- Vessel total loss	(27,570)	1,582	(25,988)
- Impairment loss	(7,700)	-	(7,700)
- Depreciation for the period	-	(35,069)	(35,069)
Balance, March 31, 2023	$3,813,855	$(995,622)	$2,818,233

During the three-month period ended March 31, 2023, the Company agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss on February 24, 2023 and as a consequence that the Company is entitled to be indemnified for the vessel’s total insurance value given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022 as further disclosed in Notes 15b) and 19c) of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report. As a result, the Company recognized a gain of $28,163 which is included within “Other operational gain” in the unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2023. During the three-month period ended March 31, 2023, the Company earned through its war risk insurance policy detention compensation with respect to this vessel, an amount of $2,658 which is also included within “Other operational gain” in the unaudited interim condensed consolidated income statement for the corresponding period. On April 12, 2023 and on May 4, 2023 the Company received the total insurance value of the vessel Star Pavlina.

On March 24, 2023, the Company agreed to sell to a third party the vessels Star Borealis and Star Polaris with delivery to their new owner upon completion of their then-existing employment. Star Borealis was delivered to its new owner on May 4, 2023 while the delivery of Star Polaris is expected by the end of May or early June 2023. Given their employment as of March 31, 2023, none of the above-mentioned vessels met the criteria to be classified as held for sale as of March 31, 2023. However, by reference to their agreed sale prices (Level 2), the Company recognized an impairment loss of $7,700, for the three-month period ended March 31, 2023, which is separately reflected in the unaudited interim condensed consolidated income statement for the corresponding period (Note 13).

As of March 31, 2023, 102 of the Company’s vessels, having a net carrying value of $2,314,981, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another 12 vessels with a carrying value of $341,731 to secure the relevant sale and lease back financing transactions (Note 7). In addition, 18 of the Company’s vessels having a net carrying value of $356,210 are subject to second-priority mortgages and serve as collateral under certain of the Company’s loan facilities (Note 8).

Other than what is described above, there was no change to the Company’s operating fleet during the three-month period ended March 31, 2023, while during this period the Company continued the technical upgrades to its fleet, such as the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.          Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2022 and March 31, 2023 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months, as described in Note 6 to the Company’s consolidated financial statements included in the 2022 Annual Report, amounted to $37,191 and $34,507, respectively. The time charter-in payments required to be made after March 31, 2023, for these outstanding operating lease liabilities  are as follows:

Twelve month periods ending	Amount
March 31, 2024	$9,331
March 31, 2025	5,900
March 31, 2026	6,242
March 31, 2027	5,900
March 31, 2028	6,259
March 31, 2029 and thereafter	4,205
Total undiscounted lease payments	$37,837
Discount based on incremental borrowing rate	(3,330)
Present value of lease liability	34,507

The weighted average remaining lease term of these charter-in vessel arrangements as of March 31, 2023 is 5.26 years. The charter-in expenses for these long-term charter-in arrangements for the three-month periods ended March 31, 2022 and 2023, were $2,627 and $2,879, respectively.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2022 and March 31, 2023 in connection with the office rental arrangements as described in Note 6 to the Company’s consolidated financial statements included in the 2022 Annual Report, amounted to $427 and $341, respectively. The office rental payments required to be made after March 31, 2023, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
March 31, 2024	$256
March 31, 2025	85
March 31, 2026	-
March 31, 2027	-
March 31, 2028	-
March 31, 2029 and thereafter	-
Total undiscounted lease payments	$341
Discount based on incremental borrowing rate	-
Present value of lease liability	341

The weighted average remaining lease term of these office rent arrangements as of March 31, 2023 is 1.30 years. The lease expenses for these office rental arrangements for the three-month periods ended March 31, 2022 and 2023, were $120 and $125, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.          Lease financing:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

All of the Company’s lease financings bear interest at LIBOR plus a margin. The Company plans to have completed the transition of its lease financings from LIBOR to SOFR by or close to the end of June 2023. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

Some of the Company’s lease financings contain financial and other covenants similar to those included in its credit facilities, as described in Note 8 below and in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report, with which, as of March 31, 2023, the Company was in compliance (Note 8).

The principal payments required to be made after March 31, 2023, for the Company’s outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2024	$15,361
March 31, 2025	15,361
March 31, 2026z	22,989
March 31, 2027	13,719
March 31, 2028	20,446
March 31, 2028 and thereafter	101,564
Total bareboat lease minimum payments	$189,440
Unamortized lease issuance costs	(2,503)
Total bareboat lease minimum payments, net	$186,937
Lease financing short term	15,361
Lease financing long term, net of unamortized lease issuance costs	171,576

8.          Long-term bank loans:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report and supplemented by the below new activities during the three-month period ended March 31, 2023.

As further discussed in Note 19a) and Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report, on January 13, 2023, the Company drew down the amounts of $22,829 and $24,171, under the two tranches available of the “Standard Chartered $47,000 Facility”.

In addition to the scheduled repayments during the three-month period ended March 31, 2023, on March 10, 2023 the Company prepaid an amount of $18,236 corresponding to the outstanding loan amount of the vessel Star Pavlina under the ING $310,600 Facility following the developments around the said vessel discussed in Note 5 above. In addition, and in view of their agreed sale as further discussed in Note 5 above, on March 29, 2023 the Company prepaid an amount of $26,207 corresponding to the outstanding loan amount of the vessels Star Borealis and Star Polaris under the DNB $107,500 Facility.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

In March 2023, the Company entered into a committed termsheet with Skandinaviska Enskilda Banken AB for a loan facility of up to $30,000 (the “SEB $30,000 Facility”). The facility will be used to refinance the outstanding amounts under the loan agreement and lease agreement for the vessels Star Aquarius and Star Pisces, respectively (Note 15d) and is expected to be drawn in May 2023. The SEB $30,000 Facility is expected to be drawn in two tranches, will mature 5 years after the drawdown and will be secured by first priority mortgages on the Star Aquarius and Star Pisces.

In March 2023, the Company entered into a committed termsheet with Nordea Bank Abp for a loan facility of up to $50,000 (the “Nordea $50,000 Facility”). The facility will be used to refinance the outstanding amounts under the loan agreements of the vessels Star Eleni and Star Leo and is expected to be drawn by the end of June 2023. The Nordea $50,000 Facility is expected to be drawn in two tranches, will mature 5 years after the drawdown and will be secured by first priority mortgages on the Star Eleni and Star Leo.

The Company’s credit facilities contain financial covenants and undertakings, a summary of which is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

As of December 31, 2022 and March 31, 2023, the Company was required to maintain minimum liquidity, not legally restricted, of $64,000 and $63,500, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2022 and March 31, 2023, the Company was required to maintain a minimum liquidity, legally restricted, of $16,590 and $20,070, respectively, which is included within “Restricted cash, current and non-current” in the consolidated balance sheets. The increase in restricted cash is attributable to the increase in collateral required under certain of the Company’s financial instruments (Note 13).

As of March 31, 2023, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements and lease financings described in Note 7.

The principal payments required to be made after March 31, 2023 for all of the then-outstanding bank debt, are as follows:

Twelve month periods ending	Amount
March 31, 2024	$188,997
March 31, 2025	173,619
March 31, 2026	208,771
March 31, 2027	229,863
March 31, 2028	218,532
March 31, 2029 and thereafter	47,359
Total Long-term bank loans	$1,067,141
Unamortized loan issuance costs	(8,108)
Total Long-term bank loans, net	$1,059,033
Current portion of long-term bank loans	188,997
Long-term bank loans, net of current portion and unamortized loan issuance costs	870,036

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

All of the Company’s bank loans bear interest at LIBOR or SOFR plus a margin, except for the DSF $55,000 Facility, which is a fixed rate facility (Note 13). The Company plans to complete the transition of its debt agreements from LIBOR to SOFR by or close to the end of June 2023. In addition, following a number of interest rates swaps that it has entered into, as of March 31, 2023, the Company has converted a total of $707,708 of such debt from floating benchmark rate to an average fixed rate of 46 bps with average maturity of 1.0 year. The weighted average interest rate (including the margin) related to the Company’s existing bank loans and lease financings for the three-month periods ended March 31, 2022 and 2023 was 2.74% and 4.36%, respectively.

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Three months ended March 31,
	2022	2023
Interest on financing agreements	$10,046	$21,580
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	379	(7,273)
Amortization of debt (loan & lease) issuance costs	1,339	1,043
Other bank and finance charges	318	352
Interest and finance costs	$12,082	$15,702

During the three-month period ended March 31, 2023, the Company wrote off an amount of $419 of unamortized debt issuance costs following the loan prepayments discussed in Note 8 above which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

9.          Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

During the three-month period ended March 31, 2023, the Company issued 450,000 common shares pursuant to its Performance Incentive Program discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

In addition, during the three-month period ended March 31, 2023, the Company repurchased 331,223 shares under the authorized share repurchase program (the “Share Repurchase Program”) in open market transactions at an average price of $21.12 per share, for an aggregate consideration of $6,995. The repurchased shares were cancelled and removed from the Company’s share capital. Commissions and share cancellation fees incurred amounted to $10.

Pursuant to its dividend policy, during the three-month period ended March 31, 2023, the Company declared and paid a cash dividend of $62,050 or $0.60 per common share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.          Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2022 and 2023. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Three months ended March 31,
	2022	2023
Income :
Net income	$170,364	$45,875

Basic earnings per share:
Weighted average common shares outstanding, basic	101,981,583	102,974,041
Basic earnings / (loss) per share	$1.67	$0.45

Effect of dilutive securities:
Dillutive effect of non vested shares	276,090	407,902
Weighted average common shares outstanding, diluted	102,257,673	103,381,943

Diluted earnings per share	$1.67	$0.44

11.          Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2022, are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

The stock-based compensation cost for the three-month periods ended March 31, 2022 and 2023, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $1,233 and $3,446, respectively, and include an amount of $770 and $1,900, respectively, recognized in connection with the Company’s Performance Incentive Program. The respective charges were calculated based on the fuel market prices at each period end and assuming 5% of Excess Savings to be awarded by the Board of Directors.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.          Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested restricted shares as of March 31, 2023 and the movement during the three-month period ended March 31, 2023 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2023	460,190	$19.38
Granted	450,000	19.23
Vested	(450,000)	19.23
Unvested as at March 31, 2023	460,190	$19.38

As of March 31, 2023, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $4,930 and is expected to be recognized over the weighted average period of 1.56 years. During the three-month period ended March 31, 2023 the Company paid $276 for dividends to shareholders of non-vested shares.

12.	Commitments and Contingencies:
a)	Commitments:
The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2023.

Charter party arrangements:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$75,324	$59,832	$15,492	$-	$-	$-	$-

Total	$75,324	$59,832	$15,492	$-	$-	$-	$-

________________

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2023, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of March 31, 2023 and ii) the remaining minimum duration of each contract.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies - continued:
b)	Commitments- continued:
Other commitments:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Charter-in expense newbuilding vessels (1)	$(212,834)	$(2,043)	$(22,728)	$(30,204)	$(30,204)	$(30,287)	$(97,368)
Vessel BWTS and ESD (2)	(11,535)	(11,535)	-	-	-	-	-

Total	$(224,369)	$(13,578)	$(22,728)	$(30,204)	$(30,204)	$(30,287)	$(97,368)
 ____________________

(1)
The amounts represent minimum contractual charter-in commitments to be incurred with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 and the charter-in contracts have a minimum duration of 84 months per vessel.

(2)	The amounts represent the Company’s commitments as of March 31, 2023, for vessel upgrades (BWTS and ESD).

c)	Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

The Company’s interest rate swaps were designated and qualified as cash flow hedges, with the exception of one of them with a notional amount as of March 31, 2023 of $33,375 and maturity in August 2023 which was (i) no longer expected to be highly effective in achieving offsetting changes in future cash flows and (ii) not actually highly effective during the three-month period ended March 31, 2023 and accordingly the corresponding gains/losses from this interest rate swap during the said period amounting to $372 are separately reflected under “Gain/(Loss) on interest rate swaps, net” in the unaudited interim condensed consolidated income statement for the corresponding period. The effective portion of the unrealized gains/losses from all other swaps is recorded in Other Comprehensive Income / (Loss) and no portion of these cash flow hedges was ineffective during the three-month period ended March 31, 2023.

A gain of approximately $11,433 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Freight Derivatives and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the three-month periods ended March 31, 2022 and 2023 and the valuation of their open positions as at December 31, 2022 and March 31, 2023 are presented in the tables below.

The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:

	Three months ended March 31,
	2022	2023
Consolidated Statement of Operations
Gain/(loss) on interest rate swaps, net
Gains/(loss) of de-designated accounting hedging relationship	$-	$(372)
Total Gain/(loss) on interest rate swaps, net	$-	$(372)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(379)	7,273
Total Gain/(loss) recognized	$(379)	$7,273

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	5,523	3,490
Realized gain/(loss) on bunker swaps	(4,086)	2,682
Unrealized gain/(loss) on forward freight agreements and freight options	(4,353)	(3,425)
Unrealized gain/(loss) on bunker swaps	293	(1,439)
Total Gain/(loss) recognized	$(2,623)	$1,308

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2022 and March 31, 2023. The fair value of freight derivatives and bunker swaps was determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX)), while the fair value of the interest rate swaps was determined through Level 2 inputs of the fair value hierarchy (such as interest rate curves).

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2022		March 31, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$191	$-	$-	$-
Bunker swaps - current	Derivatives, current asset portion	3,688	-	2,248	-
Total		$3,879	$-	$2,248	$-
LIABILITIES
Forward freight agreements - current	Derivatives, current liability portion	$-	$-	$3,233	$-
Total		$-	$-	$3,233	$-

		Significant Other Observable Inputs (Level 2)
		December 31, 2022		March 31, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,665	$20,041	$644	$16,544
Interest rate swaps - non-current	Derivatives, non-current asset portion	798	7,868	-	5,729
Total		$2,463	$27,909	$644	$22,273

Certain of the Company’s financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2022 and March 31, 2023 amounted to $2,199 and $5,726, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets (Note 8).

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2023, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility (Note 8) as of March 31, 2023, measured through level 2 inputs (such as interest rate curves) is $44,405, which is $18 lower than the loan’s book value of $44,423.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a non-recurring basis:

As further disclosed in Note 5, during the three-month period ended March 31, 2023 the Company recognized an impairment loss of $7,700 relating to the agreed sale of two of its vessels. The carrying value of the respective vessels was written down to the fair value as determined by reference to their agreed sale prices (Level 2).

The following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of March 31, 2023:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Vessels, net	$-	$65,400	$-	$7,700
TOTAL	$-	$65,400	$-	$7,700

14.          Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2022 and 2023, as presented in the consolidated income statements:

	Three months ended March 31,
	2022	2023

Time charters	$198,630	$113,953
Voyage charters	158,292	109,818
Pool revenues	3,961	264
	$360,883	$224,035

As of December 31, 2022 and March 31, 2023, trade accounts receivable from voyage charter agreements amounted to $24,144 and $15,562, respectively. These changes were mainly attributable to the timing of collections and lower rates prevailing at each period-end.

Further, as of March 31, 2023, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $729 compared to December 31, 2022, from $4,366 to $3,637. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $9,215 as unearned revenue related to voyages charter agreements in progress as of December 31, 2022, which were recognized in earnings in the three-month period ended March 31, 2023 as the performance obligations were satisfied in that period. In addition, the Company recorded $7,699 as unearned revenue related to voyages charter agreements in progress as of March 31, 2023, which will be recognized in earnings as the performance obligations will be satisfied.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Voyage revenues – continued:

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts was $18,804 and $19,294 for the three-month periods ended March 31, 2022 and 2023, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

Demurrage income for the three-month periods ended March 31, 2022 and 2023 amounted to $11,821 and $2,836, respectively, and is included in Voyage revenues in the unaudited interim condensed consolidated income statements.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2022 and 2023 was $3,961 and $789, respectively, and is included within “Pool Revenues” in the table above. Pool Revenues also include other minor participation adjustments.

15.          Subsequent Events:

a)
In April 2023, the Company repurchased 200,000 common shares in open market transactions at an average price of $20.74 per share for an aggregate consideration of $4,148, pursuant to the Share Repurchase Program, all of which were cancelled and removed from the Company’s share capital.

b)	The outstanding amount of the loan facilities for vessels Star Eleni and Star Leo under the DSF $55,000 Facility of $42,308 was prepaid on May 2, 2023.

c)
On May 16, 2023 the Company’s Board of Directors declared a quarterly cash dividend of $0.35 per share payable on or about June 27, 2023 to all shareholders of record as of June 7, 2023. The ex-dividend date is expected to be June 6, 2023.

d)
In view of their refinancing as further discussed in Note 8 above, on May 9, 2023 and on May 15, 2023 the Company prepaid the outstanding loan of Star Aquarius of $12,813 and the outstanding lease amount for vessel Star Pisces of $12,281, respectively.

e)
Subsequent to March 31, 2023, the Company's Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) and reserved for issuance 631,500 common shares thereunder, all of which were granted to certain directors, officers and employees.

f)
On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8,549 was still outstanding and authorized a new share repurchase program of up to an aggregate of $50,000 (together with the previous share repurchase program “Share Repurchase Program”). The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the Share Repurchase Program to repurchase any of its common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by the Company’s Board of Directors at any time without prior notice. Common shares purchased as part of this program will be cancelled by the Company.